Exhibit (h)(6)

INDEX LICENSING AGREEMENT

AGREEMENT, dated as of the 28th of August 2023, by and between

BITA GmbH (“BITA” as supplier),

a German limited liability company under the registry number HRB 111519,

having an office at Mainzer Landstrasse 51, 60329, Frankfurt, and

Themes Management Company LLC (“Licensee”),

a limited liability company having an office at:

34 East Putnam Avenue, Suite 112

Greenwich, CT 06830, USA

(each a “Party” and together, the “Parties”).

WHEREAS, BITA is a Germany-based index provider, registered by the German Federal Financial Supervisory Authority (BaFin) as a benchmark administrator under Art 34 of the EU benchmark- statements Regulation (BMR).

WHEREAS, BITA develops and calculates a variety of indexes and the proprietary data therein contained, among which are the indexes listed in Addendum A (the “BITA Indexes” or “Indexes”); and

WHEREAS, BITA uses in commerce and has trade name and trademark rights to the designations “BITA”, and “BITA Index”, in connection with the BITA Indexes (such rights being hereinafter individually and collectively referred to as the “BITA Marks” or “Trademarks”); and

WHEREAS, Licensee wishes to use BITA Indexes and constituent data developed by BITA (the “Index Data”) and BITA Marks specified on “Addendum A” as underlying reference for the issuance of financial instruments or investment funds (including but not limited to ETPs or index linked notes) admitted for trading on regulated exchanges or multilateral trading facilities open to the public and/or other index- based investment products (the “Investment Products”) specified on Addendum A; and

WHEREAS, Licensee wishes to use the BITA Marks in connection with the marketing and/or promotion of the Investment Products and in connection with making disclosure about the Investment Products under applicable law, rules and regulations in order to indicate that BITA is the owner, administrator and calculation agent of the Indexes and the Index Data; and

WHEREAS, Licensee wishes to obtain BITA’s authorization to use the BITA Indexes, Index Data and the BITA Marks in connection with the Investment Products pursuant to the terms and conditions hereinafter set forth.

NOW, THEREFORE, the Parties hereto agree as follows:

1.	Grant of License and Deliverables

(a) Subject to the terms and conditions of this Agreement, BITA will deliver the Bita Indexes and Index Data on a daily basis no later than 9:00 pm East Coast time to (a) Licensee and (b) Wiener Börse AG, BITA’s index and data dissemination partner, each by a delivery method mutually agreed to by the parties.

(b) Subject to the terms and conditions of this Agreement, BITA grants to Licensee and any of its subsidiaries a non-transferable, non-exclusive, license (the “License”) to:

i.	Access, use or publish the index methodology, index guidelines, index factsheets and any additional support information identified on Addendum A

ii.	Access and use the Index Data to create, issue and launch the Licensee’s Investment Products specified on Addendum A (the “Index License”), provided that such grant does not authorize Licensee to resell any of the foregoing except as provided in this Agreement.

iii.	use the Trademarks in accordance with the terms and conditions of this Agreement, in connection with promoting the Investment Products and exercising the rights granted under this Agreement.

iv.	use the BITA Marks as reasonably necessary to: (i) create, issue, launch, and market the Investment Products, including to identify and describe BITA’s role with respect to the Indexes, and/or (ii) otherwise to exercise its rights and perform its obligations under this Agreement and the applicable Order Schedules. Licensee shall ensure that materials it produces in which Trademarks are presented contain a statement to the effect that the subject Trademarks are used with the permission of BITA GmbH and that the Index Data on which the Investment Products are based is the property of BITA.

(c) Other than as explicitly set forth hereunder, Licensee agrees to not authorize any third party to display Trademarks or Index Data, or to offer Investment Products based or referring to the Indexes.

(d) No rights are granted that are not expressly stated in this Section 1, and all rights not granted are expressly reserved by BITA. For the avoidance of doubt, other than as explicitly set forth otherwise in this Agreement, BITA does not authorize the Licensee to: (i) use the Index Data directly or indirectly, in whole or in part, to create any index, benchmark or similar value; (ii) use the Index Data or Trademarks in connection with the creation of any financial product other than the Investment Products; (iii) grant any license to any third party to use the Index Data for any purpose unless the third party is a bank for the purpose of covering with SWAPS; (iv) authorize any third party to use the Trademarks; or (v) display, publish, distribute or otherwise provide access to the Index Data to any third party in any manner, except as required by applicable laws, rules and regulations. BITA may authorize one or more of the foregoing activities only by written agreement. BITA agrees to assist Licensee to comply with any regulator or governmental requirements regarding the usage of the BITA Indexes in the Investment Products.

(e) Licensee acknowledges and agrees that: (i) the BITA Indexes, Index Data and Trademarks are the exclusive property of BITA; (ii) Licensee has no right to use the BITA Indexes, Index Data or Trademarks except as provided in this Agreement; (iii) this Agreement provides only a limited license which transfers no ownership rights; (iv) BITA retain all proprietary rights in the BITA Indexes, Index Data and Trademarks; (v) any goodwill associated with use of the Trademarks under this Agreement shall inure to the sole benefit of BITA; and (vi) BITA have and shall retain the right to use, license the use of, and distribute the BITA Indexes, Index Data and Trademarks independently of this Agreement in any manner whatsoever. BITA acknowledges and agrees that the Investment Product shall be the exclusive property of Licensee and that BITA has no right to the Investment Product whatsoever.

(f) Licensee acknowledges that the responsibility for determining the jurisdictions in which Investment Products based on the Indexes are to be offered resides exclusively with Licensee and/or any of its subsidiaries, and Licensee represents and warrants that the Investment Products and Licensee’s offering of the Investment Products, to the best of Licensee’s knowledge, shall comply with all applicable laws, rules and regulations in all jurisdictions in which the Licensee offers the Investment Products.

(g) Licensee warrants that the regulatory or promotional materials of any product issued by Licensee shall under no circumstance give the impression that any products are issued by BITA.

(h) The Index Administrator may, at its own discretion, choose not to apply some or all nonmandatory, waivable obligations in accordance with Article 26 of the Benchmark Regulation, as long as any such decisions shall not materially impact its obligations under this Agreement. At the time of execution of this Agreement, the Indexes are considered as “non-significant benchmarks” within the meaning of Article 3 para 1 (27) Regulation (EU) 2016/2011 of the European Parliament and the Council of 8 June 2016 (“Benchmark Regulation”).

2.	Term

The start date and duration of each individual index licensing agreement are specified on the Addendum A to this Agreement. Each Term shall automatically renew for subsequent periods of the same length as the initial Term unless either Party gives the other written notice of termination, within the timeframes specified in section 5 of this Agreement.

3.	Reporting

(a) Within ten (10) Business Days after the conclusion of each calendar quarterly period, Licensee shall report information relating to such period to BITA, as follows: (i) a list of all Investment Products based on, tracking, or benchmarked against the Indexes, and (ii) the amount of Assets Under Management “AuM” applicable to Licensee’s Investment Products currently based on, tracking, or benchmarked against the Indexes, as per the last day of the calendar quarterly period.

4.	License Fees

(a) In consideration for the licenses granted and subject to the terms of this Agreement, Licensee agrees to pay the applicable fees set forth in Addendum A to this Agreement, and all taxes imposed on the Licensee for the licensing or use of the Index Data and Trademarks under this Agreement. Bills will be rendered and transmitted to the e-mail address provided by Licensee in Addendum A to this Agreement, and Licensee shall pay all amounts stated within forty-five (45) Business Days after the invoice is received (at such e-mail address), except for amounts that Licensee disputes in writing before payment is due.

(b) Each Party hereto shall bear its own taxes.

5.	Termination

(a) This Agreement may be terminated by either Party hereto at the end of a then-current Term upon written notice one hundred twenty (120) days prior to the end of such then-current term of this Agreement.

(b) At any time during a then-current Term of this Agreement, either Party may give the other Party ninety days’ prior written notice of termination if the terminating Party believes in good faith that material damage or harm is occurring to the reputation or goodwill of the terminating Party by reason of the other’s continued performance hereunder, and such notice shall be effective on the date of such termination unless the other Party shall correct the condition causing such damage or harm within the notice period.

(c) In the case of breach of any of the material terms and conditions of this Agreement by either Party, the non-breaching Party may terminate this Agreement by giving sixty days’ prior written notice of its intent to terminate, and such notice shall be effective on the date of such termination (at the option of the non-breaching Party) unless the breaching Party shall correct such breach within the notice period or, if the breach is not capable of being cured within such sixty day period, unless the breaching Party has undertaken to correct such breach and diligently prosecutes such correction until completion; provided that such cure period shall not exceed ninety days in total.

(d) Either party may terminate this Agreement if such party is informed of any legislation or regulation that materially impairs such party’s ability to license and provide or use the license rights set forth herein with respect to such Index Data under this Agreement. The terminating Party will give the other Party as much advance written notice as possible according to applicable law.

(e) In the event of termination of this Agreement: (i) Licensee shall promptly cease all use of the Index Data and Trademarks as of the effective date of termination, and (ii) BITA shall immediately reimburse Licensee for any fees paid to BITA by Licensee with respect to services not provided due to the termination or expiration or the expected termination or expiration of this Agreement.

6.	Warranties

(a) BITA warrants that: (i) it owns or has the right to license the Trademarks; (ii) to the best of its knowledge has the right to license the Indexes and Index Data, including without limitation any intellectual property rights therein, and to engage with Licensee in accordance with this Agreement (iii), to the best of its knowledge, no data or other services to be provided hereunder shall infringe or misappropriate any copyright, patent, trademark, trade secret or other proprietary right of any third party, (iv) the services provided to Licensee pursuant to this Agreement shall be provided at high professional standards, diligently, promptly and on a continuous-basis, while exercising all reasonable skill and care and; (v) the Indexes and Index Date shall perform in accordance with the terms of this Agreement, and that access to the Indexes and Index Data and any related services shall be uninterrupted, available and unchanged during the Term of the Agreement: (vi) that all deliverables are and will be free from any virus, worm, trap door, back door or similar malware, and (vii) it shall comply in all material respects with good business practices and all applicable laws, regulations and orders.

(b) The Indexes, Index Data and the Trademarks are otherwise licensed “as is” and exclude any express or implied warranty of any kind whether by statute, common law or otherwise, including, without limitation, any warranty with respect to completeness, sequence, accuracy, timeliness, results from use, regulatory compliance, merchantability, or fitness for a particular purpose.

7.	Indemnification

(a) Licensee shall indemnify, hold harmless and defend BITA and its subsidiaries and affiliates and, in each case, their respective directors, officers, employees, and owners, from and against any claims, demands, proceedings, suits or actions (each a “Claim”) and resulting losses, liabilities, damages, costs and expenses, including reasonable legal fees and costs (collectively “Losses”) brought by third parties to BITA that in any way arise from any act or omission of Licensee which constitutes a breach of this Agreement or is in any manner related to any product or service issued by Licensee, provided that BITA (i) provides Licensee with prompt written notice of any Claim; and (ii) reasonably cooperates with the defense or settlement negotiations, as the case may be, conducted by Licensee. Licensee shall bear all reasonable expenses in connection with the defense and/or settlement of any such Claim.

(b) BITA shall defend, indemnify and hold harmless Licensee and its subsidiaries and affiliates and, in each case, their respective officers, directors, employees and owners from all Losses arising out of, related to, or in any way involving, any act or omission of BITA which constitutes a breach of any of BITA’s representations and warranties hereunder or is in any manner related to any product or service issued by BITA, including without limitation, any Claim by a third party according to which the Indexes and Index Data (or any part thereof) infringes or misappropriates any third party’s rights including such third party’s intellectual property rights, provided that Licensee (i) provides BITA with prompt written notice of any Claim; and (ii) reasonably cooperates with the defense or settlement negotiations, as the case may be, conducted by BITA. BITA shall bear all reasonable expenses in connection with the defense and/or settlement of any such Claim. In the event that the Indexes or Index Data becomes subject to a claim or is otherwise unavailable, BITA shall use its reasonable commercial efforts to provide Licensee with a replacement or substitute index or data.

8.	Limitation of liability

(a)

To the maximum extent permitted by law, and except for any indemnification obligations, neither BITA nor Licensee, nor their respective directors, officers, employees, owners or affiliates, , shall have any liability of any kind (including, but not limited to, for any indirect, incidental, special, immediate, consequential, or punitive damages or any damages for (i) loss of profit, (ii) loss of opportunity, (iii) loss of goodwill, (iv) loss or corruption of data, whether based upon contract, tort (including negligence), warranty, or otherwise for any inaccuracies, omissions, or other irregularities in the Indexes and Index Data, or for any cessation, discontinuance, delay, malfunction, suspension, interruption, or termination of, or with respect to the Indexes and Index Data.

(c) BITA shall not be liable for any damages, losses or disruptions created due to a failure by Wiener Borse AG, BITA’s index and data dissemination partner, in the provision of data vendor dissemination services for Indexes and Index Data.

(d) Neither Party shall be liable for losses incurred by another Party, or claimed by any other person through another Party, owing to force majeure, unrest, war and natural occurrences or other events for which it is not responsible (e.g. strikes, lock-outs, health crises, disruption to transport, orders issued by domestic and foreign authorities not caused by culpable conduct) or disruptions to technical installations such as the IT system which have not been caused by culpable conduct. Force majeure shall also include computer viruses or attacks on IT systems by hackers provided that suitable precautionary measures have been taken and the Party claiming force majeure did not act in a culpable manner in making the virus or hacker attack possible. In the event that a force majeure event extends beyond seven (7) days, Licensee’s payment obligations shall be excused until the force majeure event has ended.

(e) Except for a party’s indemnification obligations, the total liability either party, whether in contract, tort (including negligence) or otherwise in connection with this Agreement, shall in no circumstances exceed a sum equal to the amount of License Fee.

(f) The exclusions in clauses 6 and 8 (a) to (e) shall apply to the fullest extent permissible by law, however BITA does not exclude liability for (i) death or personal injury caused by the negligence of BITA, its officers, employees, contractors or agents; (ii) fraud or fraudulent misrepresentation, (iii) breach of the obligations of section 12 Sale of Goods Act 1979 or section 2 Supply of Goods and Services Act 1982, where relevant; or (iv) any other liability which may not be excluded by law.

9.	Transfer of the Rights and Obligations under this Agreement

(a) The Licensee shall not (i) sub-license, assign or novate any right or burden of this License in whole or in part; (ii) allow the BITA Marks or Index Data or any other rights granted to it by virtue of this License to become subject to any charge, lien or encumbrance of any kind; (iii) deal in any other manner with any or all of its rights and obligations under this Agreement; without the prior written consent of BITA, such consent not to be unreasonably withheld or delayed.

(b) Upon written notice to Licensee, BITA may at any time sub-license, assign, novate, charge or deal in any other manner with any or all of its rights and obligations under this License, provided that any entity to which BITA fully assumes the rights and obligations under this Agreement in writing.

10.	Non-disclosure

(a) During the term of this Agreement, either Party hereto may disclose to or provide the other Party with access to, proprietary and confidential information or material in written, graphic, machine readable or other tangible form concerning or related to the other Party, including to its business (all such information, “Confidential Information”). It is agreed that Confidential Information may also include oral information disclosed by one Party to the other during the term of this Agreement. The receiving Party of any Confidential Information (the “Receiving Party”) hereby agrees (i) not to disclose any Confidential Information of the disclosing Party of such information (the “Disclosing Party”) hereunder to any third party without the prior written consent of the Disclosing Party, during the term hereof, and for an indefinite period thereafter; (ii) to use such Confidential Information only in connection with the provision of this Agreement, or as permitted under this Agreement, as applicable, and (iii) to return or destroy, at the sole discretion of the Disclosing Party, all such Confidential Information to the Disclosing Party promptly upon expiration of this Agreement or upon a Party’s reasonable request.

(b) Each Party shall exercise due care and implement such reasonable procedures to prohibit the disclosure, unauthorized duplication, misuse, or removal of Confidential Information as are, at a minimum, employed to prevent the disclosure of its own Confidential Information and shall not disclose such Confidential Information to any third person except as may be necessary or permitted hereunder.

(c) Notwithstanding the foregoing, the nondisclosure requirements of this Section do not apply to information which (i) was generally known and available to the public as of the date of this Agreement or which becomes generally known and available to the public through no fault of the Receiving Party during the term hereof; (ii) was known to the Receiving Party at the time of disclosure; (iii) is disclosed by the Receiving Party with the prior written approval of the Disclosing Party; (iv) becomes known to the Receiving Party from a source other than the Disclosing Party without breach of this Agreement by the Receiving Party and otherwise not in violation of the Disclosing Party’s rights; (v) was independently developed by Receiving Party without use of the Disclosing Party’s Confidential Information; (vi) it is disclosed to a governmental or regulatory authority or agency with jurisdiction over the Disclosing Party; or (vi) after prompt, advance written notice to the Disclosing Party, is disclosed pursuant to the order or requirement of a court, administrative agency, or other governmental body, but in that case only to the extent of the order or requirement and subject to a prompt prior notice, to the extent permitted under applicable law.

11.	Final provisions

(a) This Agreement, and any non-contractual obligations arising out of or in connection with it, are governed by English law.

(b) Each Party agrees that the courts of England have exclusive jurisdiction to settle any disputes in connection with this Agreement and accordingly submits to the jurisdiction of the English courts. Each Party: (i) waives objection to the English courts on grounds of inconvenient forum or otherwise as regards proceedings in connection with this Agreement; and (ii) agrees that a judgment or order of an English court in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

(c) The Addendum to this Agreement forms part of this Agreement. The paragraph headings in this Agreement are inserted for convenience of reference only and shall not be considered in the interpretation of this Agreement.

(d) If, at any time, any provision of this Agreement is or becomes illegal, invalid, or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity, or enforceability of the remaining provisions nor the legality, validity or enforceability or such provision under the law of any other jurisdiction will in any way be affected or impaired.

(e) A person who is not party to this Agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available to it.

(f) Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership or joint venture between the Parties or any agency between either of the Parties to the other or authorise any Party to act on behalf of the other except as expressly set out in this Agreement.

(g) This is the entire agreement and understanding between the parties hereto with respect to its subject matter and supersedes any prior oral or written agreement. No modification to the Agreement shall be binding, unless in writing and signed by the party to be charged.

(h) This Agreement or any amendment thereto may be executed in counterparts, and if so, all counterparts when taken together shall constitute one and the same instrument, and facsimile copies of signatures shall be treated as originals for all purposes.

(i) Any notice required or permitted to be given by one party to the other under this Agreement must be in writing and be personally delivered, sent by courier, by facsimile, by e-mail subject to confirmation of receipt, or by prepaid registered mail. A party may change its address by notice to the other party. Notice that is mailed will be deemed to have been received five (5) business days after date of mailing. Notices personally delivered, sent by courier, or by facsimile or by e-mail will be deemed to be received on the next business day.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

The Supplier

Signed for an on behalf of
BITA GmbH

/s/ Victor Hugo Gomez
Name:	Victor Hugo Gomez
Position:	CEO
August 29, 2023

The Licensee

Signed for an on behalf of
Themes Management Company LLC

/s/ Jose Gonzalez
Name:	Jose Gonzalez
Position:	CEO
August 29, 2023

ADDENDUM A

Order Schedule

dated as of the 28th of August 2023

relating to the Index License Agreement dated as of the 28th of August 2023 entered into between BITA GmbH and Themes Management Company LLC

(“Index Licensing Agreement”).

The terms and conditions of the Index Licensing Agreement are hereby incorporated herein by reference. Therefore, this Order Schedule shall be read and construed in accordance with the Index Licensing Agreement. Terms used but not otherwise defined in the present Order Schedule shall have the meanings ascribed to such terms in the Index Licensing Agreement. In the event of a conflict between the terms and conditions set forth in the Index Licensing Agreement and in the present Order Schedule, the terms and conditions set forth in the present Order Schedule shall prevail.

List of BITA Indexes and related Trademarks to be licensed under the Licensing Agreement, and the Investment Product(s) for which they will be used:

BITA Indexes		Products using License		License term
A. INDEX GROUP 1
○	BITA Lithium and Battery Metals Select Index	☐	(5) ETPs	2 year, starting on November 01, 2023
○	BITA Copper Miners Select Index
○	BITA Index 3 TBD
○	BITA Index 4 TBD
○	BITA Index 5 TBD
BITA Trademarks		Products using Trademark		License term
☐	Products listed under (INDEX GROUP 1)	☐	Same products listed under (“Products using license”)	2 year, starting on November 01, 2023

Remuneration table

(CONFIDENTIAL INFORMATION)

Licensed indexes:

ALL PRODUCTS LISTED UNDER INDEX GROUP 1

Fee Category		Applicable Fee	Periodicity of Billing
Index implementation
-	Index Group 1
Annual Index License
-	Index Group 1

Billing email: jcgonzalez@leverageshares.com (BITA will transmit bills to this e-mail address)

Frankfurt am Main	Greenwich, CT

/s/ Victor Gomez	/s/ Jose Gonzalez
BITA GmbH	Themes Management Company LLC
Victor Gomez - CEO	Jose Gonzalez - CEO